FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of April, 2007

                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: April 25, 2007

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            25 April, 2007 'Annual Information Update'

Exhibit 99


                                  Unilever PLC

                           Annual Information Update

                       FOR THE 12 MONTHS TO 24 APRIL 2007


This annual  information  update is  required  by and is being made  pursuant to
Article 10 of the Prospectus Directive as implemented in the United Kingdom (Prospectus Rule 5.2) and not for any other purpose and neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information which it contains. This information is not necessarily up to date as at the date of this annual information update and the Company does not undertake any obligation to update any such information in the future. Furthermore, such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction. This annual information update does not constitute an offer of any securities addressed to any person and should not be relied on by any person.



1. ANNOUNCEMENTS MADE VIA A REGULATORY INFORMATION SERVICE (LONDON STOCK
   EXCHANGE)


Description of the                             Place of     Where information Date of Publication
nature of the Information                      Filing       can be obtained

Transaction in Own Shares                      London       RNS               Tue 24 Apr, 2007
Transaction in Own Shares                      London       RNS               Mon 23 Apr, 2007
Transaction in Own Shares                      London       RNS               Fri 20 Apr, 2007
Director/PDMR Shareholding                     London       RNS               Fri 20 Apr, 2007
Transaction in Own Shares                      London       RNS               Thu 19 Apr, 2007
Notice of Results                              London       RNS               Thu 19 Apr, 2007
Transaction in Own Shares                      London       RNS               Wed 18 Apr, 2007
Transaction in Own Shares                      London       RNS               Tue 17 Apr, 2007
Transaction in Own Shares                      London       RNS               Mon 16 Apr, 2007
Transaction in Own Shares                      London       RNS               Fri 13 Apr, 2007
Director/PDMR Shareholding                     London       RNS               Fri 13 Apr, 2007
Director/PDMR Shareholding                     London       RNS               Fri 13 Apr, 2007
Transaction in Own Shares                      London       RNS               Thu 12 Apr, 2007
Transaction in Own Shares                      London       RNS               Wed 11 Apr, 2007
Transaction in Own Shares                      London       RNS               Tue 10 Apr, 2007
Transaction in Own Shares                      London       RNS               Tue 10 Apr, 2007
Director/PDMR Shareholding                     London       RNS               Thu 05 Apr, 2007
Transaction in Own Shares                      London       RNS               Thu 05 Apr, 2007
Transaction in Own Shares                      London       RNS               Wed 04 Apr, 2007
Transaction in Own Shares                      London       RNS               Tue 03 Apr, 2007
Transaction in Own Shares                      London       RNS               Mon 02 Apr, 2007
Director/PDMR Shareholding                     London       RNS               Fri 30 Mar, 2007
Transaction in Own Shares                      London       RNS               Fri 30 Mar, 2007
Transaction in Own Shares                      London       RNS               Thu 29 Mar, 2007
Annual Report and Accounts                     London       RNS               Thu 29 Mar, 2007
Director/PDMR Shareholding                     London       RNS               Wed 28 Mar, 2007
Director/PDMR Shareholding                     London       RNS               Wed 28 Mar, 2007
Transaction in Own Shares                      London       RNS               Wed 28 Mar, 2007
Transaction in Own Shares                      London       RNS               Tue 27 Mar, 2007
Transaction in Own Shares                      London       RNS               Mon 26 Mar, 2007
Director/PDMR Shareholding                     London       RNS               Mon 26 Mar, 2007
Director/PDMR Shareholding                     London       RNS               Fri 23 Mar, 2007
Transaction in Own Shares                      London       RNS               Fri 23 Mar, 2007
Director/PDMR Shareholding                     London       RNS               Fri 23 Mar, 2007
Transaction in Own Shares                      London       RNS               Thu 22 Mar, 2007
Director/PDMR Shareholding                     London       RNS               Wed 21 Mar, 2007
Transaction in Own Shares                      London       RNS               Wed 21 Mar, 2007
Transaction in Own Shares                      London       RNS               Tue 20 Mar, 2007
Transaction in Own Shares                      London       RNS               Mon 19 Mar, 2007
Director/PDMR Shareholding                     London       RNS               Mon 19 Mar, 2007
Director/PDMR Shareholding                     London       RNS               Mon 12 Mar, 2007
Unilever share buy-back                        London       RNS               Mon 12 Mar, 2007
Director/PDMR Shareholding                     London       RNS               Fri 09 Mar, 2007
Director/PDMR Shareholding                     London       RNS               Fri 09 Mar, 2007
Director/PDMR Shareholding                     London       RNS               Mon 05 Mar, 2007
Unilever UK pensions changes                   London       RNS               Thu 01 Mar, 2007
Director/PDMR Shareholding                     London       RNS               Mon 26 Feb, 2007
Holding(s) in Company                          London       RNS               Tue 20 Feb, 2007
Director/PDMR Shareholding                     London       RNS               Tue 20 Feb, 2007
Financial Calendar - revised                   London       RNS               Tue 13 Feb, 2007
Director/PDMR Shareholding                     London       RNS               Mon 12 Feb, 2007
Director/PDMR Shareholding                     London       RNS               Mon 12 Feb, 2007
Unilever Board Changes                         London       RNS               Thu 08 Feb, 2007
Final Results                                  London       RNS               Thu 08 Feb, 2007
Director/PDMR Shareholding                     London       RNS               Mon 05 Feb, 2007
Director/PDMR Shareholding                     London       RNS               Mon 29 Jan, 2007
Notice of Results                              London       RNS               Thu 25 Jan, 2007
Director/PDMR Shareholding                     London       RNS               Fri 19 Jan, 2007
Director/PDMR Shareholding                     London       RNS               Fri 12 Jan, 2007
New Chairman                                   London       RNS               Fri 12 Jan, 2007
Director/PDMR Shareholding                     London       RNS               Thu 11 Jan, 2007
Financial Calendar 2007                        London       RNS               Wed 10 Jan, 2007
Director/PDMR S/hldg-Amend                     London       RNS               Fri 05 Jan, 2007
Director/PDMR Shareholding                     London       RNS               Tue 02 Jan, 2007
Issued Share Capital                           London       RNS               Fri 22 Dec, 2006
Director/PDMR Shareholding                     London       RNS               Fri 22 Dec, 2006
Changes to Executive Team                      London       RNS               Tue 19 Dec, 2006
Director/PDMR Shareholding                     London       RNS               Mon 18 Dec, 2006
Unilever Announcement                          London       RNS               Mon 18 Dec, 2006
Director/PDMR Shareholding                     London       RNS               Tue 12 Dec, 2006
Director/PDMR Shareholding                     London       RNS               Mon 11 Dec, 2006
Director/PDMR Shareholding                     London       RNS               Mon 11 Dec, 2006
Director/PDMR Shareholding                     London       RNS               Thu 07 Dec, 2006
Director/PDMR Shareholding                     London       RNS               Wed 06 Dec, 2006
Director/PDMR Shareholding                     London       RNS               Mon 04 Dec, 2006
Holding(s) in Company                          London       RNS               Mon 04 Dec, 2006
Director/PDMR Shareholding                     London       RNS               Fri 01 Dec, 2006
Director/PDMR Shareholding                     London       RNS               Mon 27 Nov, 2006
Reshaping European Foods R&D                   London       RNS               Tue 21 Nov, 2006
Director/PDMR Shareholding                     London       RNS               Mon 20 Nov, 2006
Director/PDMR Shareholding                     London       RNS               Fri 10 Nov, 2006
Director/PDMR Shareholding                     London       RNS               Fri 10 Nov, 2006
Holding(s) in Company                          London       RNS               Wed 08 Nov, 2006
Unilever Agrees Settlement                     London       RNS               Wed 08 Nov, 2006
Director/PDMR Shareholding                     London       RNS               Fri 03 Nov, 2006
Unilever sale of Frozen Foods                  London       RNS               Fri 03 Nov, 2006
Unilever Announcement 3rd Quarter Results      London       RNS               Thu 02 Nov, 2006
Holding(s) in Company                          London       RNS               Wed 01 Nov, 2006
Director/PDMR Shareholding                     London       RNS               Mon 30 Oct, 2006
Director/PDMR Shareholding                     London       RNS               Fri 20 Oct, 2006
Notice of Results                              London       RNS               Thu 19 Oct, 2006
Director/PDMR Shareholding                     London       RNS               Mon 16 Oct, 2006
Director/PDMR Shareholding                     London       RNS               Wed 11 Oct, 2006
Director/PDMR Shareholding                     London       RNS               Fri 06 Oct, 2006
Director/PDMR Shareholding                     London       RNS               Fri 06 Oct, 2006
Director/PDMR Shareholding                     London       RNS               Fri 29 Sep, 2006
Director/PDMR Shareholding                     London       RNS               Fri 22 Sep, 2006
Director/PDMR Shareholding                     London       RNS               Mon 18 Sep, 2006
Unilever Receives Report                       London       RNS               Mon 11 Sep, 2006
Director/PDMR Shareholding                     London       RNS               Fri 08 Sep, 2006
Director/PDMR Shareholding                     London       RNS               Fri 08 Sep, 2006
Director/PDMR Shareholding                     London       RNS               Mon 04 Sep, 2006
Unilever To Buy Elais Shares                   London       RNS               Mon 04 Sep, 2006
Unilever sale of Frozen Food                   London       RNS               Tue 29 Aug, 2006
Director/PDMR Shareholding                     London       RNS               Fri 25 Aug, 2006
Director/PDMR Shareholding                     London       RNS               Mon 21 Aug, 2006
Director/PDMR Shareholding                     London       RNS               Fri 18 Aug, 2006
Holding(s) in Company                          London       RNS               Thu 17 Aug, 2006
Director/PDMR Shareholding                     London       RNS               Fri 11 Aug, 2006
Director/PDMR Shareholding                     London       RNS               Mon 07 Aug, 2006
Director/PDMR Shareholding                     London       RNS               Fri 04 Aug, 2006
2nd Quarter Results 2006                       London       RNS               Thu 03 Aug, 2006
Director/PDMR Shareholding                     London       RNS               Fri 28 Jul, 2006
Director/PDMR Shareholding                     London       RNS               Fri 21 Jul, 2006
Notice of Results                              London       RNS               Thu 20 Jul, 2006
Director/PDMR Shareholding                     London       RNS               Mon 17 Jul, 2006
Holding(s) in Company                          London       RNS               Thu 13 Jul, 2006
Director/PDMR Shareholding                     London       RNS               Wed 12 Jul, 2006
Director/PDMR Shareholding                     London       RNS               Fri 07 Jul, 2006
Holding(s) in Company                          London       RNS               Thu 06 Jul, 2006
Director/PDMR Shareholding                     London       RNS               Tue 04 Jul, 2006
Director/PDMR Shareholding                     London       RNS               Mon 03 Jul, 2006
Holding(s) in Company                          London       RNS               Fri 23 Jun, 2006
Unilever Statement                             London       RNS               Thu 22 Jun, 2006
Director/PDMR Shareholding                     London       RNS               Mon 19 Jun, 2006
Holding(s) in Company                          London       RNS               Fri 16 Jun, 2006
Director/PDMR Shareholding                     London       RNS               Wed 14 Jun, 2006
Director/PDMR Shareholding                     London       RNS               Wed 14 Jun, 2006
Director/PDMR Shareholding                     London       RNS               Mon 12 Jun, 2006
Director/PDMR Shareholding                     London       RNS               Mon 12 Jun, 2006
Holding(s) in Company                          London       RNS               Tue 06 Jun, 2006
Director/PDMR Shareholding                     London       RNS               Tue 06 Jun, 2006
HR Contract With Accenture                     London       RNS               Tue 06 Jun, 2006
Director/PDMR Shareholding                     London       RNS               Mon 05 Jun, 2006
Director/PDMR Shareholding                     London       RNS               Fri 26 May, 2006
Holding(s) in Company                          London       RNS               Thu 25 May, 2006
Share Capital Consolidation                    London       RNS               Mon 22 May, 2006
Holding(s) in Company                          London       RNS               Fri 19 May, 2006
Director/PDMR Shareholding                     London       RNS               Mon 15 May, 2006
Director/PDMR Shareholding                     London       RNS               Thu 11 May, 2006
Director/PDMR Shareholding                     London       RNS               Thu 11 May, 2006
AGM Statement                                  London       RNS               Tue 09 May, 2006
Director/PDMR Shareholding                     London       RNS               Fri 05 May, 2006
1st Quarter Results                            London       RNS               Thu 04 May, 2006
Director/PDMR Shareholding                     London       RNS               Fri 28 Apr, 2006
Annual Information Update                      London       RNS               Fri 28 Apr, 2006



Details of all regulatory announcements can be found in full on the London Stock Exchange website at: www.londonstockexchange.com


2. DOCUMENTS FILED AT COMPANIES HOUSE



Description of the Nature of the Information          Place of   Where information can Date of
                                                      Filing     be obtained           Publication

Director's Particulars Changed                        London     Companies House       05/09/2006
Memorandum and Articles of Association                London     Companies House       01/09/2006
Notice of Consolidation - Form 122                    London     Companies House       01/09/2006
Memorandum and Articles of Association                London     Companies House       17/08/2006
Annual Return                                         London     Companies House       14/09/2006
Appointment of Director                               London     Companies House       18/07/2006
Group Accounts made up to 31/12/05                    London     Companies House       12/07/2006
Appointment of Director                               London     Companies House       03/07/2006
Appointment of Director                               London     Companies House       20/06/2006
Resignation of Director                               London     Companies House       16/06/2006
Resignation of Director                               London     Companies House       16/06/2006
Resignation of Director                               London     Companies House       16/06/2006
Appointment of Director                               London     Companies House       06/06/2006
Disapplication of pre-emption rights                  London     Companies House       22/05/2006
Company's authority to purchase its own shares        London     Companies House       22/05/2006
Alignment of dividend generating capacity             London     Companies House       22/05/2006
Share capital consolidation                           London     Companies House       22/05/2006
Alteration to Articles of Association                 London     Companies House       22/05/2006


Copies of these documents can be found on the Companies House Direct website at:

www.direct.companieshouse.gov.uk or by contacting Companies House, Crown Way, Maindy, Cardiff CF14 3UZ



3. DOCUMENTS PUBLISHED OR SENT TO SHAREHOLDERS OR FILED WITH THE UKLA VIEWING
   FACILITY.


Date        Description


29/03/07    Unilever Annual Report and Accounts 2006

            Unilever Annual Review and Summary Financial Statement 2006

            Unilever Annual Report on Form 20-F 2006

            Chairman's Letter and Notice of Meeting of Unilever PLC; and Proxy Forms

09/05/06    Copy of the resolutions put to shareholders at the 2006 Annual General Meeting and Separate
            Meeting of Ordinary Shareholders on 09 May, 2006



Documents submitted to the FSA can be viewed at the Document Viewing Facility situated at The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.


4. DOCUMENTS LODGED WITH THE SECURITIES AND EXCHANGE COMMISSION


Unilever PLC is listed on the New York Stock Exchange and has submitted filings to the US Securities and Exchange Commission ("SEC")



Format       Description                                                                            Date

6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     24/04/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     23/04/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     23/04/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     20/04/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     20/04/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     19/04/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     18/04/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     17/04/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     16/04/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     16/04/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     13/04/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     13/04/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     12/04/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     11/04/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     10/04/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     05/04/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     05/04/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     04/04/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     03/04/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     02/04/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     02/04/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     30/03/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     29/03/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     29/03/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     29/03/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     29/03/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     29/03/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     29/03/2007
20-F         Annual and transition report of foreign private issuers (Sections 13 or 15(d))         29/03/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     28/03/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     27/03/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     27/03/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     26/03/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     26/03/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     26/03/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     23/03/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     22/03/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     21/03/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     20/03/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     20/03/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     19/03/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     13/03/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     12/03/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     12/03/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     12/03/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     12/03/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     02/03/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     27/02/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     23/02/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     23/02/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     14/02/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     12/02/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     12/02/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     09/02/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     09/02/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     05/02/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     29/01/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     25/01/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     19/01/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     16/01/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     16/01/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     16/01/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     10/01/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     08/01/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     08/01/2007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     22/12/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     22/12/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     20/12/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     19/12/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     19/12/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     13/12/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     11/12/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     11/12/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     08/12/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     07/12/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     05/12/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     05/12/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     01/12/2006
F-6EF        Registration of American Depository Receipt shares, immediately effective              30/11/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     27/11/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     21/11/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     20/11/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     13/11/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     13/11/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     09/11/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     09/11/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     06/11/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     03/11/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     02/11/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     02/11/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     01/11/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     30/10/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     23/10/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     19/10/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     17/10/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     12/10/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     10/10/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     06/10/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     29/09/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     25/09/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     18/09/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     11/09/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     08/09/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     08/09/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     05/09/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     05/09/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     29/08/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     29/08/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     21/08/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     18/08/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     17/08/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     11/08/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     07/08/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     07/08/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     04/08/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     28/07/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     21/07/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     20/07/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     18/07/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     13/07/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     13/07/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     07/07/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     06/07/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     05/07/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     03/07/2006
11-K         Annual report of employee stock purchase, savings and similar plans                    27/06/2006
11-K         Annual report of employee stock purchase, savings and similar plans                    27/06/2006
11-K         Annual report of employee stock purchase, savings and similar plans                    27/06/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     23/06/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     22/06/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     20/06/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     16/06/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     14/06/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     14/06/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     13/06/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     13/06/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     06/06/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     06/06/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     06/06/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     06/06/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     30/05/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     26/05/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     22/05/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     22/05/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     22/05/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     16/05/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     12/05/2006
F-6 POS      Post-effective amendments for immediately effective filing                             11/05/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     11/05/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     10/05/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     05/05/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     04/05/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     02/05/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     28/04/2006
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)                                     24/04/2006


Full details of the filings can be found on the SEC's website at: www.sec.gov


5. FURTHER INFORMATION


For  more   information   about   Unilever   and  its   brands,   please   visit
www.unilever.com



25 April, 2007


END.